Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Blugrass Energy Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article I is amended in its entirety to read as follows: The name of the corporation is Nogal Energy, Inc.

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 69%

4.	Effective date of filing: (optional) ______________________________

5.	Signature: (required)	/s/ Stephen Bargo Signature of Officer